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                                                                    EXHIBIT 99


LITTON
________________________________________________________________________________
Corporate                                            Litton Industries, Inc.
                                                     21240 Burbank Boulevard
                                                     Woodland Hills, California
                                                     91367-6675

                                                     Tel 818 598-2026
                                                     Fax 818 598-3363

                                                     NYSE Symbol: LIT

                                                     News
                                                     Release



                                           FOR IMMEDIATE RELEASE



LITTON PLANS PURCHASE OF PRC INC.


        WOODLAND HILLS, CA, December 13 -- Litton Industries, Inc. has signed a definitive purchase agreement for Litton's purchase of PRC Inc. from The Black & Decker Corporation for approximately $425 million in cash.

        Located in McLean, Virginia, PRC is a diversified information technology company involved in systems management and integration. PRC designs, develops, integrates and supports computer-based information systems and re-engineers business processes for the U.S. government, commercial customers and state and local governments. The business has estimated 1995 sales of approximately $720 million.

        The transaction is subject to review by government regulatory agencies.

        Litton Chairman and Chief Executive Officer John M. Leonis said, "The acquisition of PRC will add significant capabilities in the area of information technology and will particularly enhance our existing command, control and communications (C3) business. Litton is a C3 systems integrator, an expertise that is driven by developments in the information technology arena. PRC is a major supplier of information products and services to growing government markets. The combination of our businesses will enhance Litton's ability to provide more comprehensive service to our C3 customers, while expanding the capabilities of our other defense electronics businesses.

        "This purchase will continue the execution of our strategy to grow by acquisition," Leonis said. "In fiscal 1995 we acquired businesses with annual revenues of $280 million. To date in fiscal 1996, including PRC, we have announced further transactions with approximately $800 million in annual revenues."

        Litton is a leader in worldwide technology markets for advanced electronic and defense systems, and a major designer and builder of surface combat ships for the U.S. Navy and allied nations.



12/13/95                          ####                                  4379



For information call: Kathleen Wailes (818) 598-2026